Qutoutiao Inc.

Building No. 2, Shanghai Pudong Software Park

519 Yi De Road, Pudong New Area

Shanghai 200124

People’s Republic of China

October 19, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Austin Pattan

 Ms. Jennifer Gowetski

Re:	Qutoutiao Inc.

Form 20-F for the Fiscal Year Ended December 31, 2022

File No. 001-38644

Dear Mr. Pattan and Ms. Gowetski:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission dated October 13, 2023 (the “October 13 Comment Letter”) regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) of Qutoutiao Inc. (the “Company”).

We set forth below our response to the comment contained in the October 13 Comment Letter. For your convenience, we have reproduced the Staff’s comment in italicized boldface type below and keyed our response accordingly. Unless otherwise defined herein, terms used herein shall have the same meanings ascribed to them in the 2022 Form 20-F.

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Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 152

1.

As indicated in your response to prior comment 3, Item 16I(b) of Form 20-F states: “Also, any such identified foreign issuer that uses a variable-interest entity or any similar structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities.” Additionally, page 15 of our Release No. 34-93701, “Holding Foreign Companies Accountable Act Disclosure,” clarifies that a registrant should “look through a VIE or any structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction.” As previously requested, please provide us with the information required by Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

The Company respectfully advises the Staff that it has consolidated foreign operating entities that are incorporated or otherwise organized in the PRC (which excludes, for the purpose of the 2022 Form 20-F only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region), Hong Kong, the British Virgin Islands, the Cayman Islands and the United States. The Company supplementally submits that:

To the best of the Company’s knowledge, no governmental entity in any of the PRC, Hong Kong, the Cayman Islands, the British Virgin Islands or the United States owns any shares of the Company or any of the Group’s consolidated foreign operating entities.

To the best of the Company’s knowledge, no governmental entity in the PRC (i.e., the applicable foreign jurisdiction with respect to PricewaterhouseCoopers Zhong Tian LLP and Shandong Haoxin Certified Public Accountants Co., Ltd.) has a controlling financial interest with respect to the Company or any of the consolidated foreign operating entities.

None of the directors of the Company or any of the consolidated foreign operating entities is an official of the Chinese Communist Party.

Neither the memorandum and articles of association of the Company nor the articles of incorporation (or equivalent organizing document) of any of the consolidated foreign operating entities contains any charter of the Chinese Communist Party.

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Should you have any questions or wish to discuss the foregoing, please contact the Company’s U.S. counsel, Yi Gao of Simpson Thacher & Bartlett LLP, at +852-2514-7620 (office), +852-6588-7136 (mobile) or ygao@stblaw.com.

Sincerely,

/s/ Eric Siliang Tan
Eric Siliang Tan
Director

cc:	Yi Gao

Simpson Thacher & Bartlett

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